Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2014.  In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

30 June 2014
(£m)
Capitalisation
Equity
Shareholders’ equity	39,601
Other equity instruments	5,329
Non-controlling interests	948
Total equity	45,878

Indebtedness

Subordinated liabilities	25,675

Debt securities
Debt securities in issue	77,729
Liabilities held at fair value through profit or loss (debt securities)	5,562
Total debt securities	83,291

Total indebtedness	108,966

Total capitalisation and indebtedness	154,844

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group.  As of 30 June 2014, all indebtedness was unsecured except for £44.0 billion of securitisation notes and covered bonds and £3.5 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the redemptions, at call date, of €207 million of dated subordinated debt on 9 July 2014 and £179 million of dated subordinated debt on 29 July 2014, and the redemption on maturity of €750  million of dated subordinated debt on 8 July 2014, there have been no further issuances or redemptions of subordinated liabilities since 30 June 2014.

There has been no material change in the information set forth in the table above since 30 June 2014.